Filed by Central Pacific Financial Corp.

Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is an advertisement that Central Pacific Financial Corp. placed in newspapers in Hawaii on May 1, 2003 and posted on its website (www.cpbi.com) on May 1, 2003.

Text section of graphics shown above

AN IDEA WHOSE
TIME IS NOW.

Almost seven weeks ago, we proposed a friendly merger of Central Pacific Financial Corp. (CPF)
and CB Bancshares, Inc. (CBBI). WHY? Because it's an idea that makes sense for all the right reasons.

Two weeks ago, we told Hawaii about it. Since then, lots of people have told us it's a great idea, an idea that's been talked about for years.

BUT WHY NOW?

1. IT'S GOOD FOR OUR ECONOMY.

Together, we need to help lift Hawaii from its ten-year slump. One recent study shows local bank mergers give a boost to small business lending. Our merger would create a small-business banking powerhouse here in Hawaii, where jobs are powered by small business.

2. IT'S GOOD FOR OUR COMMUNITIES.

Hawaii needs stronger local companies that love Hawaii and want to preserve our values. Our two banks believe in community service. We pledge to maintain both banks' combined level of charitable support. And more, we pledge a new $1 million fund to help Hawaii community organizations do what they do best—serve Hawaii.

3. IT'S GOOD FOR CUSTOMERS.

A bigger branch and ATM network, more products and services, new branches in new markets. Two traditions of personalized customer service combined to make customers winners. More lending power for Hawaii's small businesses. And—with a stonger local bank to compete for business—every banking consumer wins.

4. IT'S GOOD FOR EMPLOYEES.

This merger's about future growth. We need talented people from both banks to make that happen. As we grow, our people grow with us. We know some jobs will be lost when we merge, but we'll work hard to minimize job loss. We'll work equally hard to treat fairly anyone whose position is affected. For most employees, being part of a growing bank committed to being a Hawaii preferred employer means greater career opportunities.

5. IT'S GOOD FOR SHAREHOLDERS.

Based on recent prices for CPF common stock on the New York Stock Exchange, this merger delivers a 50 percent premium to the share price of CBBI on April 15th, the day before we announced our offer. It quadruples the dividend CBBI stockholders receive. For CPF shareholders, we believe it will deliver double-digit annual accretion in earnings per share.

WHAT'S NEXT?

With so many benefits to customers, shareholders, employees and the people of Hawaii, we have been eager to discuss the merits of our proposal with CBBI. We tried to discuss this idea with CBBI last year, in a friendly way. And again this year: five times since we made our formal March 17 offer. We waited weeks for a meaningful reply. Finally, we decided Hawaii deserved to know about this good idea. So we made it public on April 16.

We're glad CBBI is now studying our offer. We understand their board has an important job to do.

We hope they understand we still seek meaningful, friendly discussions—anytime—to bring our two banks together.

But Hawaii shouldn't have to wait indefinitely for the benefits of this merger. Especially shareholders, the people who own the company. They have a right to choose.

So this week, we took the first steps, under Hawaii law, to let shareholders vote on whether they want us to make this offer directly to them. We believe our offer is the right idea at the right time. An idea whose time is now.

FORWARD LOOKING INFORMATION. This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

On April 28, 2003, CPF filed with the SEC a registration statement on Form S-4 to register the CPF shares to be issued in a proposed exchange offer, and subject to future developments, CPF intends to file one or more proxy statements for solicitation of proxies from CPF shareholders, may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  The registration statement is not final and will be further amended.  Investors and security holders are urged to read the registration statement and proxy statements (when available) and any other relevant documents, including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of the registration statement, any amendments thereto (when available) and proxy statements (when available) and other relevant documents, including the tender offer statement if filed, at the SEC’s Internet web site at (www.sec.gov).  The registration statement, any amendments thereto and proxy statements (when available) and such other documents, including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to:  Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention:  David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPF’s preliminary proxy statement on Schedule 14A, when filed.  Information about the directors and executive officers of CPF and their ownership of and interests in CPB stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.